FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 13TH OF FEBRUARY 2014

1.            DATE, TIME AND PLACE: On the 13th of February, 2014, at 2:30 p.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Jean-Charles Naouri; Secretary: Julian Fonseca Peña Chediak.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter and article 8 of the Internal Regulation of the Company’s Board of Directors. Mr. Jean-Charles Naouri, Mr. Arnaud Strasser, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Guilherme Affonso Ferreira, Mr. Fábio Schvartsman, Mr. Pedro Henrique Chermont de Miranda, Mr. Ronaldo Iabrudi, Mr. Antoine Marie Lazare Giscard d’Estaing, Mr. Ulisses Kameyama and Mrs. Maria Helena dos Santos Fernandes Santana were present. Present, as guests, Mr. Christophe Hidalgo, Mr. Antonio Salvador and Mrs. Ana Paula Tarossi, from the management of the Company, and Mr. Eduardo Leonidas. Also presente during part of the meeting, Mr. Fernando Maida Dall’Acqua, Mr. Mario Probst and Mr. Raimundo Lourenço Maria Christians, members of the Fiscal Council, and Mr. Eduardo Tenório and Mr. Edimar Faco, representatives of Deloitte, independent accountant of the Company.

4.            AGENDA: (i) Analysis, discussion and resolution on the financial statements regarding the fiscal year of 2013, together with the Management’s Report, the Fiscal Council’s Report and the Independent Accounting Firm’s Report; and (ii) Analysis, discussion and resolution on the issuance of shares within the Company’s stock option plan.

5.            RESOLUTIONS: As the meeting was commenced, the Board members examined the item comprised in the agenda and approved the following resolution:

5.1.        Mr. Christophe Hidalgo performed a presentation about the Financial Statements regarding the fiscal year of 2013, including sales performance, P&L, cash flow, working capital and indebtedness, having the Board members discussed about the information presented. The members of the Fiscal Council stressed that a favorable report had been issued, without reservations, in what they were accompanied by the representatives of Deloitte, whose report recommends the approval without reservations of the Financial Statements. The members of Board discussed the information presented and, considering the Independent Accounting Firm’s Report and the favorable report from the Fiscal Council, decided to approve, unanimously and without reservations, the Financial Statements and the Management Report regarding to the fiscal year of 2013.

5.2.        The members of the Board of Directors discussed the Stock Option Plan of the Company, approved at the General Meeting held on December 20th, 2006 (“Plan”), and decided the following:

5.2.1.     In view of the exercise of A5 Silver and Gold, A6 Silver and Gold and A7 Silver and Gold Series of the Plan, approve by unanimous vote, observing the limit of the authorized capital of the Company, as set forth in Article 6 of the By-Laws, the capital increase of the Company in the amount of R$15,522,473.36 (fifteen million, five hundred and twenty-two thousand, four hundred and seventy-three Reais  and thirty-six cents), upon the issuance of 470.538 (four hundred and seventy thousand, five hundred and thirty-eight) preferred shares, being:

(i) 63,747 (sixty-three thousand, seven hundred and forty-seven)  preferred shares, at the issuance price of R$54.69 (fifty-four Reais  and sixty-nine cents) per share, determined in accordance with the Plan, in the total amount of R$3,486,323.43 (three million, four hundred and eighty-six thousand, three hundred and twenty-three Reais  and forty-three cents), in connection with the exercise of A5 Silver Series;

(ii) 63,722 (sixty-three thousand, seven hundred and twenty-two)  preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$637.22 (six hundred and thirty-seven Reais  and twenty-two cents), in connection with the exercise of A5 Gold Series;

(iii) 106,629 (one hundred and six thousand, six hundred and twenty-nine) preferred shares, at the issuance price of R$64.13 (sixty-four Reais  and thirteen cents) per share, determined in accordance with the Plan, in the total amount of R$6,838,117.77 (six million, eight hundred and thirty-eight thousand, one hundred and seventeen Reais  and seventy-seven cents), in connection with the exercise of A6 Silver Series;

(iv) 106,590 (one hundred and six thousand, five hundred and ninety) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$1,065.90 (one thousand and sixty-five Reais  and ninety cents), in connection with the exercise of A6 Gold Series;

(v) 64,946 (sixty-four thousand, nine hundred and forty-six) preferred shares, at the issuance price of R$80.00 (eighty Reais)  per share, determined in accordance with the Plan, in the total amount of R$ R$5,195,680.00 (five million, one hundred and ninety-five thousand, six hundred and eighty Reais), in connection with the exercise of A7 Silver Series; and

(vi) 64.904 (sixty-four thousand, nine hundred and four) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$649.04 (six hundred and forty-nine Reais  and four cents), in connection with the exercise of A7 Gold Series.

The preferred shares now issued shall have the same characteristics and conditions and shall be entitled to the same rights and benefits as the existing preferred shares, including full right to dividends and other benefits declared from this date forward, according to the Company’s By-Laws.

5.2.2.     Consequently, the Company’s share capital shall pass from R$6,764,299,907.49 (six billion, seven hundred and sixty-four million, two hundred and ninety-nine thousand, nine hundred and seven Reais  and forty-nine cents) to R$6,779,822,380.85 (six billion, seven hundred and seventy-nine million, eight hundred and twenty-two thousand, three hundred and eighty Reais  and eighty-five cents), divided into 264,923,423 (two hundred and sixty-four million, nine hundred and twenty-three thousand, four hundred and twenty-three) shares with no par value, 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) of which are common shares and 165,243,572 (one hundred and sixty- five million, two hundred and forty-three thousand and five hundred and seventy-two) of which are preferred shares.

5.3.        In view of the nomination of Mr. Ronaldo Iabrudi to the position of Chief Executive Officer of the Company on January 20, 2014, and considering that all issues on the agenda were discussed, the directors ratify and consolidate the composition of the Company’s Statutory Board of Officers, all with terms of investiture up to May 5th, 2014, namely: (i) Chief Executive Officer: Ronaldo Iabrudi dos Santos Pereira; (ii) Executive Vice President of Retail Business: José Roberto Coimbra Tambasco; (iii) Investor Relations Officer: Daniela Sabbag; (iv) Executive Vice President of Infrastructure and Strategic Development: Líbano Miranda Barroso; (v) Executive Vice President of Finance: Cristophe José Hidalgo; (vi) Officer of Wholesale Business: Belmiro de Figueiredo Gomes; (vii) Officer of Real Estate Business: Alexandre Gonçalves Vasconcellos; and (viii) Executive Vice President of Personnel: Antonio Salvador.

6.            APPROVAL AND SUBMISSION OF MINUTES: Having nothing to discuss further, the proceedings were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board members having signed them. São Paulo, 13th of February, 2014. Signatures: Chairman – Jean-Charles Naouri; Secretary – Julian Fonseca Peña Chediak. Jean-Charles Naouri, Arnaud Strasser, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves, Roberto Oliveira de Lima, Guilherme Affonso Ferreira, Fábio Schvartsman, Pedro Henrique Chermont de Miranda, Ronaldo Iabrudi, Antoine Marie Lazare Giscard d’Estaing, Ulisses Kameyama and Maria Helena dos Santos Fernandes Santana. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Julian Fonseca Peña Chediak

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 18, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.